TYPE:  425
SEQUENCE:  1
DESCRIPTION:  FILING OF COMMUNICATION

                        Filed by General Motors Corporation (GM)
                        Subject Company - General Motors Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-30826

The following communication contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Reference made in the following are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The principal risk factors that may cause actual results to differ materially from those expressed in forward-looking statements contained in this communication are described in various documents filed by GM with the U.S. Securities and Exchange Commission (SEC), including GM's Current Reports on Form 8-K dated April 12, 1999, and Filed on April 15, 1999, and April 21, 1999.

The following is the GM press release issued on February 22, 2000 to announce the filing of the preliminary Form S-4 registration statement with the SEC, covering the planned exchange offer.

                               * * * * * * * * * *

                     GM FILES PRELIMINARY REGISTRATION STATEMENT
                         COVERING PLANNED EXCHANGE OFFER

      DETROIT -- General Motors Corp. (NYSE: GM) today filed a preliminary Form S-4 registration statement with the Securities and Exchange Commission (SEC) covering GM's plan to offer to repurchase GM $1-2/3 par value common stock from holders of that stock through an exchange of approximately $8 billion of GM Class H common stock for outstanding shares of GM $1-2/3 stock. General Motors originally announced the transaction as part of a broad restructuring of GM's economic interest in its wholly-owned Hughes Electronics subsidiary on Feb. 1, 2000.

      Today's filing does not signify the commencement of the exchange offer. GM currently expects the 20-business day offering period to occur in the second quarter of 2000, following the SEC's review of the Form S-4 registration statement filed today.

      GM's proposed exchange offer would significantly reduce the number of shares of GM $1-2/3 stock outstanding and increase the number of shares of Class H stock outstanding, while not being dilutive to the Class H stock. The per-share exchange ratio for the offering will be determined by GM immediately prior to the commencement of the offer.

      Holders of GM's $1-2/3 stock will receive the definitive offering circular and prospectus when the exchange offer commences. If stockholders still have questions after reading that document, GM's information agent will be available to answer questions and provide assistance in responding to the exchange offer.

      While General Motors has filed a Registration Statement on Form S-4, including a preliminary prospectus, regarding the exchange offer with the SEC, it has not yet become effective, which means it is not yet final. GM urges holders of GM $1-2/3 common stock to read the final Registration Statement on Form S-4, including the final prospectus, regarding the exchange offer referred to above, when it is finalized and distributed to GM $1-2/3 common stockholders, as well as the other documents which General Motors has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Holders of GM $1-2/3 common stock may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by General Motors at the SEC's web site at at General Motors' web site at or from General Motors by directing such request in writing or by telephone to: GM Fulfillment Center, 30200 Stephenson Hwy., (MC 480-000-FC1), Madison Heights, Mich. 48071. Telephone: (313) 667-1500, menu option #2. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Inquiries from the news media should be directed to GM Corporate Communications at 212-418-6380.
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